YSL & Associates LLC

Certified Public Accountants | Member of Parker Randall International

11 Broadway, Suite 700, New York, NY 10004   Tel: (212) 232-0122 Fax: (646) 218-4682

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Pickwick Capital Partners, LLC

We have audited the accompanying statement of financial condition of Pickwick Capital Partners, LLC (the "Company") as of December 31, 2016, and the related notes to the financial statements. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of the Company as of December 31, 2016, in accordance with accounting principles generally accepted in the United States of America.

YSL & Associates LLC

New York, NY
February 23, 2017

PICKWICK CAPITAL PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2016

ASSETS

Cash	$	491,382
Accounts receivable		333,991
Receivables from related parties		24,766
Prepaid expenses		24,686
Securities owned, at fair value		19,913
Advances to employees		54,864
Other assets		1,525
Total Assets	$	951,127

LIABILITIES AND MEMBERS' EQUITY

Liabilities:

Accounts payable and accrued expenses	$	310,217
Total Liabilities		310,217
Liabilities subordinated to the claims of general creditors		430,000
Members' equity		210,910
Total Liabilities and Members' Equity	$	951,127

The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION AND NATURE OF BUSINESS

Pickwick Capital Partners, LLC (the "Company") was organized under The Wyoming Limited Liability Act. It is registered as a broker-dealer with the Securities and Exchange Commission ("SEC"), and is a member of the Financial Industry Regulatory Authority ("FINRA") and Securities Investor Protection Corporation ("SIPC") and Municipal Securities Rulemaking Board ("MSRB").

The Company provides strategic advisory services regarding business operations and investment banking transactional services including advisory and capital raising for corporate customers and Hedge, Private Equity, Venture, and other alternative asset funds.

Recent Issued Accounting Pronouncements

The Company does not believe that the adoption of any recently issued, but not yet effective, accounting standards will have a material effect on its financial position and results of operations.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accompanying financial statements have been prepared in conformity with U.S generally accepted accounting principles ("GAAP") and the rules and regulations of the SEC. It is management's opinion, that all material adjustments (consisting of normal recurring adjustments) have been made which are necessary for a fair financial statement presentation.

Cash and Cash Equivalents
The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash equivalents are carried at cost, which approximates fair value.

Accounting Basis
The Company uses the accrual basis of accounting for financial statement and cash basis for income tax reporting. Accordingly revenues are recognized when services are rendered and expenses realized when the obligation is incurred.

Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets, and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounts Receivable
The determination of the amount of uncollectible accounts is based on the length of time each receivable has been outstanding, and a reasonable assessment of the capacity of the debtor to pay the receivable. The allowance for uncollectible amounts reflects the amount of loss that can be reasonably estimated by management and is included as part of operating expenses in the accompanying statement of operations. As of December 31, 2016, the Company has not recorded an allowance for any potential non-collection.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

The members are individually liable for the taxes on the Company's income or loss. However, the Company is subject to New York City Unincorporated Business Tax and, when applicable, a provision will be included on the statement of operations.

The Company complies with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740, Income Taxes which require an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

ASC 740 provides guidance for how uncertain tax positions should be recognized, measured, presented, and disclosed in the financial statements. ASC 740 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" threshold would be recorded as a tax benefit or expense in the current year. The tax years that remain subject to examination are 2015, 2014, and 2013. The Company determined that there are no uncertain tax positions which would require adjustments or disclosures on the financial statements.

Revenue Recognition and Commission Cost

Fee income is recognized when earned in accordance with contractual arrangements with clients and the collectibility is reasonably assured. Related commission expense is recognized at the same time as the fee income.

Fair Values of Financial Instruments

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability, or in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income, or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs are inputs other than quoted prices included with Level 1 that are observable for the asset or liability, either directly or indirectly.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair Value of Financial Instruments (continued)

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

The Company's assets and liabilities are recorded at fair value on a recurring basis based upon a fair value hierarchy, in accordance with ASC 820, as of December 31, 2016.

The following table presents a reconciliation of Level 3 assets measured at fair value for the year ended December 31, 2016.

	Assets Securities owned
Level 3 – Balance December 31, 2015	$ 24,032
Securities received	11,034
Net change in unrealized gain/(loss)	(15,153)
Level 3 – Balance December 31, 2016	$ 19,913

Concentrations of Credit Risk

The Company places its cash with three high credit quality financial institutions. The Company's accounts at each of these institution are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. To reduce its risk associated with the failure of either of such financial institutions, the Company evaluates at least annually the rating of the financial institutions in which it holds deposits.

Concentration of Customer Revenue

For the year ended December 31, 2016, one customer accounted for 46% of the Company's revenue and was generated by one representative.

3. NET CAPITAL

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 or 6 2/3% of total aggregate indebtedness, whichever is higher, and requires that the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1. The rule also provides that equity capital may not be withdrawn, cash dividends paid or the Company's operations expanded, if the resulting net capital ratio would exceed 10 to 1. At December 31, 2016, the Company had net capital of $458,777, which was $438,096 in excess of the FINRA's minimum net capital requirement of $20,681. At December 31, 2016 the Company's ratio of aggregate indebtedness to net capital was .68 to 1.

4. RECEIVABLES FROM RELATED PARTIES

The Company has a loan receivable from a member in the amount of $14,183 and a note receivable of $10,000 from another member which is due on April 8, 2016, with interest in the amount of 5%. At December 31, 2016, the value of the note with accrued interest was $10,583. The loan and note receivable are reported on the statement of financial condition as receivables from related parties.

5. COMMITMENTS AND CONTINGENCIES

Leases
On November 1, 2010, the Company renewed its operating lease for its office space in White Plains, NY on a month-to-month basis, cancellable with two months written notice. On May 11, 2015 and September 15, 2015, the Company amended its operating lease to include more space.

Litigation
The Company may be involved in legal proceedings in the ordinary course of business. Such matters are subject to many uncertainties, and outcomes are not predictable with assurance. Currently, the Company is not involved in any legal proceedings which require disclosure.

6. LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The Company is obligated under five subordination agreements, which are scheduled to mature on the following dates: $10,000 on December 16, 2017, $10,000 on January 15, 2017, $10,000 March 1, 2017, $150,000 on March 17, 2019 and $250,000 on March 17, 2019. The five subordination agreements in the aggregate amount of $430,000, which are between the lenders and the Company, have been approved by FINRA and, as such, are available for net capital purposes.

7. GUARANTEES

FASB ASC 460, Guarantees, requires the company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability, or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others. The Company has issued no guarantees effective at December 31, 2016 or during the year then ended.